KGS-Alpha Capital Markets, L.P.
(SEC I.D. No. 8-68390)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
KGS-Alpha Capital Markets, L.P.
New York, New York

We have audited the accompanying statement of financial condition of KGS-Alpha Capital Markets, L.P. (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of KGS-Alpha Capital Markets, L.P. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2017

KGS-ALPHA CAPITAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Dollars in Thousands)

ASSETS:

Cash	$	5,310
Securities segregated for regulatory purposes		5,454
Securities purchased under agreements to resell (including $4,596,527 at fair value)		4,660,710
Financial instruments owned, at fair value (including $3,792,812 pledged)		4,261,338
Receivables from broker-dealers and clearing organizations		345,377
Receivables from customers		16,069
Accrued interest receivable		14,946
Loans, at fair value		2,030
Receivables from affiliates		11,623
Furniture, equipment, software, and leasehold improvements, at cost, less accumulated depreciation and amortization of $5,339		1,449
Other assets		5,219
TOTAL ASSETS	$	**9,329,525**

LIABILITIES AND PARTNERS' EQUITY:

LIABILITIES:

Securities sold under agreements to repurchase (including $4,467,825 at fair value)	$	7,978,379
Financial instruments sold, not yet purchased, at fair value		814,111
Payables to broker-dealers and clearing organizations		265,868
Payable to customers		2,948
Accrued interest payable		2,421
Accrued expenses and other liabilities		57,070
Payables to affiliate		202
TOTAL LIABILITIES		**9,120,999**
PARTNERS' EQUITY		208,526
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	**9,329,525**

See notes to Statement of Financial Condition.

KGS-ALPHA CAPITAL MARKETS, L.P.

1. ORGANIZATION AND BASIS OF PRESENTATION

Nature of Business — KGS-Alpha Capital Markets, L.P. ("Company"), a Delaware limited partnership, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company primarily markets and trades Agency and Non-Agency Mortgage-backed Securities and other fixed income Asset Backed credit products. The Company's head office is in New York City and it has additional offices in California, Florida, Virginia, Arizona, New Jersey, and Illinois. The Company self-clears its financing transactions and a portion of its proprietary trading, while clearing the remainder of its proprietary trading and its customer transactions through Pershing LLC, ("Clearing Broker") on a fully disclosed basis.

KGS-Alpha Capital Markets GP, LLC ("KGS-Alpha GP"), a Delaware limited liability company, and KGS Holdings, L.P. ("KGS Holdings") are the sole general and limited partner (collectively the "Partners"), respectively, of the Company. KGS-Alpha GP is wholly owned by KGS Holdings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The Statement of Financial Condition was prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers its investments in highly liquid financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2016, the Company did not hold any cash equivalents.

Securities Segregated for Regulatory Purposes — The Company is subject to SEC Rule 15c3-3 and as such may be required to deposit cash and/or eligible securities to meet customer reserve computation requirements. As of December 31, 2016, the Company has on deposit $5,454 of eligible securities in its Special Reserve Bank Account for the Exclusive Benefit of Customers.

Furniture, Equipment, Software and Leasehold Improvements — Fixed assets are stated at cost less accumulated depreciation and amortization.

The costs of internally developed software that qualify for capitalization are capitalized as fixed assets. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

Income Taxes — The Company is a limited partnership, wholly owned by KGS Holdings, disregarded for federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying Statement of Financial Condition.

The Company recognizes tax positions in the Statement of Financial Condition only when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. Based upon the Company's review of its federal, state and local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

There is no tax sharing agreement between the Company and the General Partner, and there have been no distributions to the General Partner for reimbursements of taxes.

Financial instruments owned and Financial instruments sold, not yet purchased — Financial instruments owned and financial instruments sold, not yet purchased ("trading securities") are recorded at fair value and primarily consist of U.S Treasury securities, Agency and Non-Agency mortgage-backed. Trading securities are recorded at fair value as required by accounting pronouncements.

Derivatives — Derivatives are used to manage the Company's exposures to interest, credit, and other market risks associated with trading activities. The most frequently used derivative products are To Be Announced ("TBA") contracts, futures and options on futures and credit default swaps. All derivative instruments are recorded at fair value. The Company uses industry standard derivative contracts whenever appropriate.

TBAs and credit default swaps in a receivable position are reported in Financial instruments owned and TBAs and credit default swaps in a liability position are reported in Financial instruments sold, not yet purchased on the Statement of Financial Condition. Futures and options on futures in a receivable position are reported in Receivables from broker-dealers and clearing organizations and futures and options on futures in a payable position are reported in Payables to broker-dealers and clearing organizations on the Statement of Financial Condition.

Securities Purchased Under Agreement to Resell and Securities Sold Under Agreements to Repurchase — The Company purchases securities under agreements to resell ("reverse repurchase agreements") and takes possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby the Company monitors the market value of the securities purchased and additional collateral is obtained when appropriate. The Company also has the right to liquidate the collateral held in the event of counterparty default. The Company also sells securities under agreements to repurchase ("repurchase agreements"), which are treated as collateralized borrowing transactions.

Certain reverse repurchase agreements and repurchase agreements are recorded on the Statement of Financial Condition at fair value while the remaining reverse repurchase agreements and repurchase agreements are recorded at their contracted resale or repurchase amount plus accrued interest. Reverse repurchase agreements and repurchase agreements are presented in the Statement of Financial Condition on a net-by-counterparty basis, where permitted by generally accepted accounting principles, as further described in note 14. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Loans, at fair value — The Company elected the fair value option (see note 4) for loans that consist of Property Assessed Clean Energy ("PACE") whole loans and Small Business Association ("SBA") loans. PACE is a tax-lien financing program that allows property owners to finance qualifying energy efficiency and clean energy improvements on their properties via an assessment on their property taxes. The loans owned by the Company consisted of PACE loans on commercial properties.

SBA loans consist of Confirmation of Originator Fees ("COOFs"). COOFS are issued by Colson Services Corporation on behalf of the United States Small Business Administration, and consist of an interest-only strip of certain underlying loans which were originated under Section 7(a) of the Small Business Act, as amended.

The Company intends to sell SBA loans to third parties or transfer to securitization in the near term. The company sold its entire portfolio of PACE loans in 2016.

See note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Fair Value Measurements — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available to the Company. For instruments valued using internally developed models that use significant unobservable inputs and are therefore classified within level 3 of the valuation hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.

The Company's business units are responsible for valuing their respective portfolio of financial instruments. The business unit's supervisor reviews and approves the valuation, and the Company's Chief Risk Officer ("CRO") reviews the valuation and recommends changes if necessary. The Company's Valuation Committee, who reports to the Board of Directors, when necessary, consists of the Chief Executive Officer ("CEO"), the CRO, and the Chief Financial Officer ("CFO"), and provides additional oversight on financial instruments fair value policies and practices, escalating significant valuation issues, and reviewing and approving valuation adjustment methodologies. For financial instruments categorized within Level 3 of the fair value hierarchy, the Valuation Committee reviews the business unit's valuation techniques and inputs on a monthly basis to ensure these are consistent with market participant assumptions.

See note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Fair Value of Financial Instruments — The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. The update changes certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. In particular, this ASU requires that certain equity instruments be measured at fair value, with changes in fair value recognized in earnings; there will no longer be an available-for-sale classification (changes in fair value reported in other comprehensive income) for equity securities with readily determinable fair values. The new standard affects all entities that hold financial assets or owe financial liabilities and is effective for annual reporting periods (including interim periods) beginning after December 15, 2017. Early adoption of the ASU is not permitted, except for the amendments relating to the presentation of the change in the instrument-specific credit risk relating to a liability that an entity has elected to measure at fair value. The Company will implement the standard on its effective date and does not expect it to have a material impact on its Statement of Financial Condition.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). Under the new ASU, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability will be equal to the present value of lease payments. The asset, referred to as a "right-of-use asset" will be based on the liability, subject to adjustment, such as for initial direct costs. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. This standard is effective for fiscal years beginning after December 15, 2018. The Company will implement the standard on its effective date and does not expect it to have a material impact on its Statement of Financial Condition.

In June 2016 the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The ASU replaces existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost (including securities classified as held-to-maturity), which will reflect management's estimate of credit losses over the full remaining expected life of the financial assets. The ASU also amends existing impairment guidance for securities classified as available-for-sale to incorporate an allowance, which will allow for reversals of impairment losses in the event that the credit of an issuer improves. The ASU requires a cumulative-effect adjustment to retained earnings as of the beginning of the reporting period of adoption. The ASU is effective for annual periods beginning after December 15, 2019. The Company will implement the standard on its effective date and does not expect it to have a material impact on its Statement of Financial Condition.

4. FAIR VALUE MEASUREMENTS

The Company's trading instruments are evaluated with the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. See note 2 for a discussion of the Company's policies regarding this hierarchy.

A description of the valuation techniques applied to the Company's major categories of trading instruments are as follows:

Securities Purchased/Sold under Agreements to Resell/Repurchase
The fair value of reverse repurchase and repurchase agreements are determined using discounted cash flow models using multiple market inputs, including interest rates and spreads. The inputs are generally from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions. Reverse repurchase and repurchase agreements are generally categorized in Level 2 of the fair value hierarchy.

U.S. Government Securities
U.S government securities are valued using quoted market prices. Valuation adjustments are not applied. U.S. government securities are categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities
U.S. agency securities primarily consist of mortgage pass-through securities and mortgage pass-through certificates. The fair value of mortgage pass-through certificates are model driven with respect to the comparable TBA security. Mortgage pass-through certificates are generally categorized in Level 2 of the fair value hierarchy.

Non-Agency Securities
Non-agency securities consist of mortgage pass-through certificates and are generally valued based on external price/spread data or, in certain cases, on prices of comparable bonds. Non-agency mortgage pass-through certificates are generally categorized in Level 2 of the fair value hierarchy.

Options on Futures and Futures
Options on futures ("options") and futures are valued using quoted market prices. Valuation adjustments are not applied. Options are categorized in Level 2 and futures are categorized in Level 1 of the fair value hierarchy.

Derivative Contracts
Credit default swaps contracts are generally valued using a model, whose inputs reflect assumptions that we believe market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data. For many derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. TBA securities are generally valued using quoted market prices or are benchmarked thereto. Derivative contracts are categorized in Level 2 of the fair value hierarchy.

Loans
The fair value of PACE assets was determined using a discounted cash flow model, which relies on external market data, where available, and an internally developed methodology to discount for the lack of liquidity in the current market environment. Cash flows on the underlying assets were discounted to the valuation date at a discount rate calculated using US swap rates at the valuation date plus a discount margin, and incorporated prepayment and default assumptions.

The fair value of SBA assets is determined using a pricing matrix which is updated daily as new loans flow into the market.

PACE loans were categorized in Level 3 of the fair value hierarchy and SBA loans are categorized in Level 2 of the fair value hierarchy.

Fair Value Option
The Company has elected the fair value option for certain instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities. The fair value option election allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

The Company has elected the fair value option for repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements. The aggregate carrying amount of reverse repurchase agreements and repurchase agreements for which fair value option was elected are $4,595,681 and $4,467,424, respectively.

The Company has also elected the Fair value option for its Loans. As of December 31, 2016, these loans consist of SBA loans that are held for trading purposes. The aggregate outstanding principal amount of SBA loans as of December 31, 2016 was $2,030. The fair value of SBA loans can be found in the table below.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

| | Fair Value Measurements on a Recurring Basis | | |
	Level 1	Level 2	Total
Assets			
Securities segregated for regulatory purposes:			
US agency securities	$ -	$ 5,454	$ 5,454
Securities purchased under agreements to resell:			
US agency securities	-	4,140,736	4,140,736
US government	-	455,791	455,791
Total Securities purchased under agreements to resell	-	4,596,527	4,596,527
Financial instruments owned:			
US government and agency securities	25,042	4,166,847	4,191,889
TBAs	-	51,999	51,999
Non-agency	-	6,874	6,874
Options	-	10,530	10,530
Credit default swap contracts	-	46	46
Total Financial instruments owned	25,042	4,236,296	4,261,338
Loans:			
SBA loans	-	2,030	2,030
Total Loans Owned	-	2,030	2,030
Total	$ 25,042	$ 8,840,307	$ 8,865,349

| | Fair Value Measurements on a Recurring Basis | | |
	Level 1	Level 2	Total
Liabilities			
Securities sold under agreements to repurchase:			
US agency securities	$ -	$ 4,043,363	$ 4,043,363
US government	-	424,462	424,462
Total Securities sold under agreements to repurchase	-	4,467,825	4,467,825
Financial instruments sold, not yet purchased:			
US government and agency securities	752,439	967	753,406
TBAs	-	55,913	55,913
Credit default swap contracts	-	4,792	4,792
Total Financial instruments sold	752,439	61,672	814,111
Payable to broker-dealers and clearing organizations:			
Futures	527	-	527
Total	$ 752,966	$ 4,529,497	$ 5,282,463

During the twelve months ended December 31, 2016, there were no transfers of assets or liabilities between fair value measurement classifications.

Changes in Level 3 financial instruments measured at fair value on a recurring basis are as follows:

	Beginning Balance	Purchases of assets/issuance of liabilities	Sales of assets/maturities	Net transfers in and/or (out) of Level 3	Total Unrecognized Gains (losses)	Total Realized Gains (Losses)	Ending Balance
Loans, at fair value							
Whole loans, PACE	8,797	-	(8,860)	-	84	(21)	-

5. DERIVATIVES

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of its risk management policies.

The following table presents the fair value and related number of derivative contracts at December 31, 2016 categorized by predominant risk exposure. The fair value of assets/liabilities related to derivative contracts represents the Company's gross receivable/payable for derivative financial instruments:

	Assets		Liabilities	
	Fair Value	Number of Contracts	Fair Value	Number of Contracts
Futures contracts	$ -	-	$ 527	7,425
Credit default swap contracts	46	5	4,792	8
TBAs	51,999	19	55,913	26
Options	10,530	1	-	
Total	$ 62,575		$ 61,232	

The number of contracts outstanding at December 31, 2016 is representative of the volume of derivative contracts outstanding at the end of each trading day during the year ended December 31, 2016.

6. FURNITURE, EQUIPMENT, SOFTWARE DEVELOPMENT, AND LEASEHOLD IMPROVEMENTS, NET

At December 31, 2016, furniture, equipment, software development and leasehold improvements, net consists of the following:

	Cost	Accumulated Depreciation/ Amortization	Furniture, Equipment, and Leasehold Improvements, Net
Computer Equipment	$ 3,094	$ (2,661)	$ 433
Furniture and Office Equipment	962	(224)	738
Software Development	2,596	(2,367)	229
Leasehold Improvements	136	(87)	49
	$ 6,788	$ (5,339)	$ 1,449

7. RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The following is a summary of receivable from, and payable to, brokers and dealers as of December 31, 2016:

	Receivable		Payable	
Fail to deliver/receive	$	159,201	$	9,575
Deposits at clearing organizations		154,274		-
Clearing Organizations		18,670		244,073
Pending trades (net)		13,232		-
Other		-		12,220
	$	345,377	$	265,868

Financial instruments owned or sold are held by the Company's Clearing Broker as collateral for amounts payable to such Clearing Broker. The Company maintains a financing line with its Clearing Broker to finance the Company's trading activity. Amounts payable under the financing line bear interest at market rates, ranging from the Clearing Broker's cost of funds plus 0.33% to 0.50% per annum, depending on the type of collateral provided by the Company.

As of December 31, 2016, the guaranteed amount the Company was able to borrow under its financing line was $1,000,000, as long as the Company maintains a minimum net liquidating value which is defined as a 7% equity requirement on all assets held at the Clearing Broker. As of December 31, 2016, the Company borrowed $244,073 and this amount is recorded in Payables to broker-dealers and clearing organizations in the Statement of Financial Condition. The average borrowings for the first twelve months in 2016 were $249,713.

8. COLLATERALIZED TRANSACTIONS

The Company pledges financial instruments as collateral under repurchase agreements and in conjunction with clearing arrangements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Trading securities that can be sold or repledged by the counterparty are included within Financial instruments owned and noted as pledged on the Statement of Financial Condition.

The Company receives securities as collateral under reverse repurchase agreements. In many instances, the Company is permitted by contract or custom to re-hypothecate the securities received as collateral. These securities may be used to secure repurchase agreements or cover short positions. At December 31, 2016, the approximate fair value of securities received as collateral that can be sold or repledged by the Company was $5,643,952.

At December 31, 2016, a substantial portion of the securities received had been sold or repledged.

9. PARTNERS' CAPITAL

In 2016, the Company received capital contributions of $326 from KGS Holdings by directors for services provided to the Company.

In 2016, KGS Holdings withdrew $6,290, with $500 being a return of capital and $5,790 for tax distributions.

11

As of December 31, 2016, the Company had payables to certain directors for services provided to the Company, which may be forgiven for equity contributions to KGS Holdings in 2017. As of December 31, 2016 the Company had a payable in the amount of $350 which is included in Accrued expenses and other liabilities on the Statement of Financial Condition.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company leases office space in each of its locations pursuant to operating lease agreements. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

At December 31, 2016, minimum future rental commitments under operating leases were as follows:

	Amount
2017	$ 1,913
2018	1,606
2019	1,476
2020	1,476
2021 and thereafter	1,722
Total minimum lease payments	$ 8,193

Commitment — Pursuant to a management agreement between certain related parties, KGS Holdings and the Company (the "Management Agreement"), such related parties have agreed to provide specified financial and management consulting services to the Company. The Company and another related party entity have agreed to pay $125 per quarter for such services commencing on August 5, 2010, provided that the Company's annual net profits before taxes for the most recent fiscal year are $5,000 or more.

Mortgage-Related Commitments — The Company enters into forward contracts to purchase mortgage-backed securities as part of its trading activities. The fair value and notional amount of long mortgage-related commitments recorded on the Statement of Financial Condition was $16,097 and $276,077, respectively, and the fair value and notional amount of short mortgage-related commitments was $19,998 and $3,152,661, respectively, all with expected maturities of less than one year.

Forward Starting Repurchase Agreements — The Company enters into commitments to buy securities with agreements to resell and commitments to sell securities with agreements to repurchase securities on a forward starting basis that are primarily secured by U.S. government and agency securities. The notional amount of the forward starting repurchase agreements was $3,607,976 at December 31, 2016 all with expected maturities of less than one year.

Other Commitments — As of December 31, 2016, the Company had agreements with certain employees for services provided to the Company that entitle them to future minimum payments. These future minimum payments amount to approximately $114, all of which has been accrued through December 31, 2016. Such agreements are cancelable under certain circumstances.

Legal — In the normal course of business, the Company could potentially be party to legal actions, including arbitrations, arising in connection with the Company's activities. Where available information indicates that it is probable a liability had been incurred at the date of the Statement of Financial Condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any known matter will not result in any material adverse effect on the Company's financial position.

11. MANAGEMENT INCENTIVE UNITS

In connection with the formation of KGS Holdings, certain directors agreed to restrictions on a certain number of previously held ownership interests. These restricted ownership interests were structured as management incentive units ("MIUs"). MIUs represent eligible Class A Common units in KGS Holdings and may (subject to certain performance and service vesting criteria) provide certain directors with a right to an increased proportion of profits in KGS Holdings. KGS Holdings accounts for the MIUs in accordance with the accounting guidance for equity-based awards.

The partnership agreement of KGS Holdings defines the vesting conditions applicable to the MIUs. Generally, 51.0193% of the MIUs are subject to a service condition and 48.9807% are subject to both a market condition and a performance condition. In addition, the number of MIUs that can ultimately vest is limited to 34.3007% of the fully diluted KGS Holdings Class A Common units and was equal to 88,400 units at December 31, 2016.

For the 51.0193% of MIUs subject to the service condition, KGS Holdings has categorized these awards into two groups of vesting: (1) a 12 month cliff vesting award and (2) 48 separate monthly graded vesting awards, which represent 20% and 80% of the portion of MIUs subject to the service condition, respectively.

The remaining 48.9807% of the MIUs are subject to both a performance condition and a market condition which are based on the actual return of KGS Holdings Class A Common units in a future capital transaction, as defined, compared to a target return. The occurrence of such future capital transaction is considered to be a performance condition while the value of such Class A Common units at the time of said transaction is considered to be a market condition. KGS Holdings assesses at each reporting date whether the achievement of this performance condition is probable.

One of the directors is considered a nonemployee and the related MIUs are remeasured each reporting period until the performance commitment is met.

From 2011 to 2015, certain employees have been granted Class B Units in EPL with corresponding unvested non-voting Class A Common MIUs in KGS Holdings LP. These Class B units vest in accordance with the same terms outlined in the KGS Holdings partnership agreement and are subject to repurchase provisions, upon certain termination events, at book value on the date of termination. These awards are accounted for as liability awards and are remeasured at each reporting date until the date of settlement.

For the twelve months ended December 31, 2016, 54,665 Class B units were forfeited as a result of employee departure and no Class B units were granted. The 54,665 Class B units were re-issued to DLR Equity Partners, LP ("DLR"), a related party, and were converted to Class A Common units on a one for one basis in accordance with the partnership agreement.

The fair value of the MIUs was estimated by KGS Holdings using a Monte Carlo approach in a risk-neutral framework based on expected volatility, risk-free rates and correlation matrix. Expected volatility is calculated based on companies in the same peer group as the Company. The weighted-average assumptions used by the Company in estimating the grant date fair values of the MIUs during the twelve months ended December 31, 2016 are summarized below:

Expected life (in years)	2
Expected stock price volatility	35 %
Expected dividend yield	—
Risk-free interest rate	1.47 %

Activity in the MIUs is as follows:

	Number of Units Eligible to Vest	Weighted Average Fair Value[1]		Weighted Average Fair Value[2]		Weighted Average Remaining Time to Achieve Service Vesting[1]
Outstanding December 31, 2015	87,254	$	121.91	$	85.67	0.3
Units Newly Eligble to Vest[3]	1,376	$	62.12	$	51.21	0.1
Eligible Units Forfeited	(230)	$	248.49	$	176.40	
Outstanding December 31, 2016	88,400	$	120.65	$	84.90	0.1

[1]Assumes performance vesting target attained

[2]Assumes performance vesting target not attained

[3]Number of units that became eligible to vest in 2016

12. EMPLOYEE INCENTIVE COMPENSATION

On February 24, 2014 the EPL Equity Incentive Plan (the "Plan") was newly implemented and approved by the Board of Directors (the "Board"). Under the plan, certain employees (the "Employees") are eligible for mandatory grants of Class C and Class D Preferred units (collectively, the "EPL Units") and cash bonuses by the Company (collectively, the "Award").

Class C Preferred units ("Class C units") represent an indirect interest in non-voting Class A Preferred units in KGS Holdings. Class D Common units ("Class D units") represent an indirect interest in a non-voting Class B Common unit in KGS Holdings.

Mandatory EPL Units are subject to three year cliff vesting from the date of grant.

Prior to an Initial Public Offering, upon a termination of employment for any reason, EPL may repurchase any of the terminated employee's vested mandatory EPL Units at a purchase price equal to the then-current fair market value, which shall reflect the fair market value as of the most recent December 31, unless otherwise determined by the Board. The Company intends that the purchase price will reflect the fair market value of the Company at the time of exercise, as determined in good faith by the Board. The Company has no current intention to exercise this repurchase right.

Each employee holding vested mandatory EPL Units has a put right, exercisable during a certain period each year, to sell all or part of his/her vested mandatory EPL Units for 90% of tangible implied book value of the EPL Units. There were none exercised for the twelve months ended December 31, 2016.

The cash settlement feature is recognized and measured as a liability award and remeasured each period. The difference between the cash settlement and the total EPL unit value is classified and measured as an equity award.

Activity in the Plan is as follows:

	Number of Units Eligible to Vest - Class C	Weighted Average Fair Value - Class C	Number of Units Eligible to Vest - Class D	Weighted Average Fair Value - Class D	Weighted Average Remaining Time to Achieve Vesting
Outstanding December 31, 2015	3,365	$ 1,000.00	3,365	$ 517.05	1.6
Units Granted	2,355	$ 903.00	2,355	$ 258.00	2.2
Outstanding December 31, 2016	5,720	$ 921.25	5,720	$ 411.28	1.3

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Market Risk and Credit Risk — In the normal course of business, the Company enters into transactions involving derivatives and other off-balance sheet financial instruments. The financial instruments may include exchange traded financial futures contracts, mortgage-backed TBA securities, derivative contracts and financial instruments sold, not yet purchased. These financial instruments are used to manage market risks and are, therefore, subject to varying degrees of market and credit risk. The Company enters into derivative transactions primarily to economically hedge other positions or transactions.

Futures contracts and TBAs provide for the delayed delivery of an underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. TBAs are used by the Company in order to reduce exposure on financial instruments owned and are net settled on a periodic basis. The credit risk for TBAs is limited to the unrealized gains recorded within Financial instruments owned in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as changes in interest rates.

The Company has sold financial instruments that it does not currently own and therefore will be obligated to purchase such financial instruments at a future date. The Company enters into such transactions in order to reduce interest rate exposure on bonds included in Financial instruments owned. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2016, at fair values of the related financial instruments and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2016.

In connection with the Company's financing and securities settlement activities, the Company may pledge securities as collateral to support its financing sources including repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company established credit limits for such activities and monitors credit compliance.

The Company recognizes market risk as the potential change in the value of financial instruments caused by changes in interest rates or market values of the financial instruments underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trade positions.

Concentration Risk — The Company is subject to concentration risk by holding large positions in certain types of financial instruments or commitments to purchase financial instruments of a single issuer, including U.S Government and agency securities. The Company's trading securities include U.S. Government and agency securities, which, in the aggregate, represented approximately 45.0% of the Company's total assets at December 31, 2016.

14. OFFSETTING

The Company enters into securities purchased under agreements to resell and securities sold under agreements to repurchase transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to finance the Company's inventory positions. Except as described below, repurchase and reverse repurchase agreements, principally involving government and agency securities, are carried at amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements and include accrued interest. The Company has elected to net reverse repurchase and repurchase agreements that qualify for netting according to Accounting Standards Codification ("ASC") 210-20-45-11, *Offsetting of Amounts Related to Certain Purchase and Resale Agreements.*

The following table presents a disaggregation of the gross obligation by the class of collateral pledged and the remaining contractual maturity of the Repurchase agreements as of December 31, 2016:

| | Remaining Contractual Maturity | | | | |
	Overnight and Open	Less than 30 Days	30-90 Days	Over 90 Days	Total
Securities sold under agreements to repurchase:					
US government and agency securities	$ 108,467	$ 8,331,661	$ 424,844	$ 550,549	$ 9,415,521
Non-agency securities	$ -	$ 5,675	$ -	$ -	$ 5,675
Total	$ 108,467	$ 8,337,336	$ 424,844	$ 550,549	$ 9,421,196

The following tables present the gross amounts and the offsetting amounts of reverse repurchase agreements, repurchase agreements and derivatives as of December 31, 2016:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets Presented on Balance Sheet	Gross Amounts Not Offset on the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Reverse repurchase agreements	$ 6,103,526	$ 1,442,816	$ 4,660,710	$ 4,650,836	$ -	$ 9,874
Derivatives	62,575	-	62,575	62,575	-	-
Total	$ 6,166,101	$ 1,442,816	$ 4,723,285	$ 4,713,411	$ -	$ 9,874

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Liabilities Presented on Balance Sheet	Gross Amounts Not Offset on the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Repurchase agreements	$ 9,421,195	$ 1,442,816	$ 7,978,379	$ 7,971,950	$ -	$ 6,429
Derivatives	61,232	-	61,232	61,232	-	-
Total	$ 9,482,427	$ 1,442,816	$ 8,039,611	$ 8,033,182	$ -	$ 6,429

15. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $250 or 2% of aggregate debit items, whichever is greater. The Company maintains $328 in addition to $250 net capital requirement under 15c3-1(a)(9) for certain additional capital requirements for broker dealers engaging in reverse repurchase agreements. As of December 31, 2016 the Company had net capital of $75,080 which was $74,502 in excess of its required minimum net capital of $578.

The Company maintains proprietary accounts with its Clearing Broker ("PAIB assets"). PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

16. SUBORDINATED LIABILITY

On December 12, 2013, the Company entered into an intercompany subordination agreement, borrowing $65,000, with a 2% Original Issue Discount, bearing an interest rate of LIBOR plus 10.25% per annum with interest payments made monthly. The loan was repaid in full on April 29th, 2016.

The subordinated liability was with KGS Holdings and was available in computing Net Capital under the SEC's Uniform Net Capital Rule during the year.

17. LOAN PAYABLE

The Company had a short-term credit facility with a non-affiliated bank. This facility was used to manage short-term liquidity needs. The loan bore an interest rate of .29% plus the three month London Interbank Offered Rate ("LIBOR") and was paid quarterly. The loan was repaid in full on May 10th, 2016.

18. RELATED PARTY TRANSACTIONS

The Company enters into related party transactions with its affiliates in the normal course of business as part of its financing and general operations.

At December 31, 2016, amounts receivable and payable to the Company's affiliates are set forth in the table below:

Assets:

Receivables from affiliates	$	11,623

Liabilities:

Payable to affiliate	$	202
Accrued expenses and other liabilities		475

In 2016, the Company had a variable funding note receivable with Real Estate that was repaid in September and a variable funding note receivable with Financial Services in the amount of $7,067, included in Receivables from affiliates. The loan receivable from Financial Services bears a fixed interest rate of 2.5% per annum calculated daily.

In addition to the above, the Company received capital contributions of $326 from the Partners and had capital withdrawals of $6,290 by the Partners.

19. SUBSEQUENT EVENTS

The Company has performed its evaluation of subsequent events through the issuance date of the Statement of Financial Condition. Based upon such evaluation, no events were discovered that required disclosure or adjustment to the Statement of Financial Condition.

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